Noble House Entertainment Inc.

47 Avenue Road, Suite 200

Toronto, Ontario M5R2G3

VIA EDGAR SYSTEM

April 6, 2006

Ms. Linda Cvrkel, Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C.  20549

Re:

SEC Comment Letter dated March 9, 2006 on Form 20-F for the year ended June

30, 2005

Commission File No. 000-50492

Dear Ms. Cvrkel:

We are writing in response to the Staff's comments in its second letter to us dated March 9, 2006. We received an initial comment letter from the Staff dated February 13, 2006 which we responded to on February 21, 2006.  Our responses herein follow the order of the comments raised in the March 9, 2006 letter.

1.

Statement of Shareholders' Equity, Question 1.

The Staff has requested further information regarding the nature of a transaction concluded in fiscal 2004, which we referenced in comment 2 of our initial comment letter.

RESPONSE:  On February 17, 2004, Current Capital Corp., a shareholder corporation which held 1.5 million warrants (3 million pre-reverse split warrants) issued on May 13, 2003 and expiring on May 13, 2005 exercised these warrants at an exercise price of $0.05 per warrant and was issued 1.5 million common shares. The exercise price of $75,000 was settled by adjusting against the balance due and note payable to the said shareholder. The original exercise price for the warrants was $0.25 per warrant. However the price was revised down to $0.05 per warrant in a board resolution dated February 17, 2004.

At that time, Mr. Kam Shah was a common consultant acting as the CFO of Current Capital and the CFO of the Company, in each case as an independent contractor. We also advise you that the then-chairman of the Company, Mr. Terence Robinson, was the brother of the sole shareholder and director of Current Capital.

We also advise you that on February 13, 2004, the Company issued 100,000 common shares at $0.05 per share to settle a $5,000 fee charged for accounting services provided by Mr. Shah as CFO.

We have noted the Staff's comments about expanding our notes to the financial statements in future filings to include valuation of shares issued in this and other non-cash transactions with which we intend to comply with in future filings.

2.

Statement of Shareholders' Equity, Question 2.

The Staff has asked us to explain why shares issued on June 13, 2005 were valued at $.10 per share ($.05 prior to the reverse stock split) when we disclosed in Item 9 of our Form 20-F for fiscal year ended June 30, 2005 a trading range of $.535 to $.65 during fiscal 2005.

RESPONSE: On June 13, 2005, we issued 50,000 common shares valued at $0.10 per share for a total value of $5,000 to an independent brokerage firm in settlement of the fee charged for services to obtain a listing and trading symbol for the Company’s common shares on the OTC Bulletin Board.

While the Company's shares began trading on April 27, 2005, only 2,500 shares traded from that date through June 13, 2005, all of which occurred on one day. Additionally, the spread between the bid and ask price was $0.10 and $.55, respectively, a large enough range to suggest an absence of liquidity. The Company believes that the ask price of $.55 was an arbitrary price set by a market maker to test the price of the shares.   Management concluded that because of negligible trading, an arbitrary trading range, and the absence of significant changes in the results of operations or activities of the Company during this period, it would not be appropriate to adopt the prevailing market rate as the fair value of the Company's shares.  The Company believes that the value it used in prior transactions provides a more reliable basis for fair value.

3.

Notes to Financial Statements; Note 4.

The Staff has asked for further information regarding our acquisition of assets in November 2005.

RESPONSE:

a.

 No acquired operational processes.

Our understanding of the seller is that is was incorporated in December 2003, a shortly before our acquisition.  During this period, its efforts included licensing its film library, developing two movie projects, and building up its script library and distribution rights agreements.  To our knowledge, at the time of the acquisition, the seller held the following assets: (a) a film library of 40-50 completed films that were either being licensed or available for licensing under royalty arrangements which we did not acquire, (b) the ten completed scripts that we acquired, and (c) the rights to distribute seven completed theatrical films per distribution agreements that we also acquired.  Of these assets, only the seller's film library assets generated revenue for seller.  No revenues were generated from the assets we acquired, i.e., the scripts and the distribution rights agreements.  The film library was not for sale. The seller did not have capital to commercialize the scripts and the distribution rights agreements.  We acquired these assets because no production or processes had occurred and we could control all aspects of the development, licensing, and distribution rather than obtaining assets subject to existing production or distribution agreements. As a result, there were no operational processes that we  acquired.

b.

Prior Revenue Stream.  As stated above, the acquired assets had no revenue stream prior to our acquisition of them.

1

c.

Attributes.

i)  Physical Facilities.  Seller had no separate office as its principal Damien Lee worked from his home.  The Company has a corporate headquarter and executive office located at 47 Avenue Road, Suite 200, Toronto, Ontario. Additionally, the Company does reimburse Mr. Lee,  for his home office expenses incurred as a consultant to the Company.

ii)  Employees.  We did not hire any of seller's employees.  We did engage two of seller's principals, Damien Lee and Lowell Conn, as consultants to provide technical expertise. Mr. Lee is also a director and CEO of our operating subsidary, Noble House Film and Television Inc. (NHFT).  Mr. Conn is Vice President of NHFT. Both continue to run the seller as well.

iii) Market Distribution System. We did not acquire any distribution system.  The distribution agreements that we acquired merely represent the right to distribute theatrical films. The scripts that we acquired need to produced into commercial films before they can be distributed. With respect to both of these assets, we will need to establish the appropriate channels of distribution for them by identifying distributors, movie houses and other customers who will distribute and show these films through a sales force that we will hire and control.

iv)  Customer Base.  We did not acquire any "proprietary" customer base and we must identify and contract with our own "customers" who will produce, purchase, license and/or distribute our scripts and completed films.

v)  Production Techniques.  We did not acquire any production techniques. We will subcontract out all production of our scripts pursuant to contracts that we negotiate.

vi)  Trade Names.  We did adopt the name "Noble House" which was the name of  the seller from whom we acquired the assets.

U.S. Securities and Exchange Commission

April 6, 2006

4.

Notes to Financial Statements; Note 4.

We have noted the Staff's comments about expanding our notes to the financial statements in future filings to include valuation of shares issued in this and other non-cash transactions with which we intent to  comply with in future filings.

5.

Notes to Financial Statements; Note 4.

The Staff has raised a series of questions related to estimated future cash flows of our  titles in determining fair value.

RESPONSE:

a.

Estimate of Future Cash Flows.

Future cash flows of each title was based on a comparison of the detailed production budget for such title and the estimated revenues for such title worldwide, as shown on the June 30, 2005 valuation chart which is supplementally attached hereto as Exhibit 1 (the "Valuation Chart").

b.

Belief that Future Revenues Will be Generated

The Company believes that future revenues will be generated from nine out of ten titles as shown on the Valuation Chart. Since June 30, 2005, the title King of Sorrow was licensed out and production began which is now complete.  The movie is currently in post-production sound and editing which is estimated to be completed around May 2006.  It is anticipated that the movie will be ready for sale at film festivals and other major distribution channels by July 2006.  Additionally, plans are in place to begin production on at least two other titles by June 2007, subject to financing which  the Company believes it will be able to raise based on the successful completion of a movie from one of the titles.

c.

Revenue after June 30, 2005.  The Company has not received any revenue since June 31, 2005 on any title.

d.

Distribution Rights Agreements.

With respect to the Company's distribution rights agreements, the Company's policy is to amortize the net value of $60,000 as of June 30, 2005 over three years, unless early amortization of the full cost is warranted in management's opinion due to any permanent impairment of value. The Company has accounted for such amortization for the first two quarters of fiscal 2006. The Company did receive $7,000 in revenues during fiscal 2006 from its distribution rights.  The Company believes that the balance of the expected valuation will be fully realized.

6.

Form 6-K filed February 24, 2006.

The Staff has asked us to provide information regarding the fair value of warrants we issued on November 18, 2004 and to explain why we reduced the exercise price of such warrants from $1.00 to $.50 on January 18, 2006, ($.50 to $.25 on a pre-reverse stock split basis).

RESPONSE:

(a)

Fair Value of Warrants.  The Company issued these warrants on November 30, 2004 in connection with its acquisition of assets. At that time, there was no value assigned to the warrant.  We are currently working with our auditors to ascertain if any fair value should be assigned to the warrants as of January 18, 2006, the date we reduced the exercise price.  We intend to include our findings in our quarterly financial statements for the quarter ending March 31, 2006, which we will file on a Form 6-K.

(b)

Reduction of Warrant Exercise Price.  The warrant exercise price was a negotiated transaction.  In January 2005, our Board reduced the exercise price of these warrants from $1.00 to $.50 ($.50 to $.25 on a pre-reverse stock split basis) to increase the Company's ability to raise capital. The Company was and still is in the production phase of its scripts and requires financings to support its operations. The Company believes that a warrant exercise price of $.50 is more likely to cause the warrant holder to exercise warrants in the near future.

Please call me at 416-929-1806 or our counsel, Pamela A. Curran of Messerli & Kramer P.A. at 612-672-3765, with any questions regarding this letter.

Sincerely,

/s/ Kam Shah

Noble House Entertainment Inc.

By: Kam Shah, Chief Financial Officer

cc:

Clare Erlanger, Division of Corporate Finance

Pamela A. Curran, Esq., Messerli & Kramer P.A.